UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For April 16, 2003

MADGE NETWORKS N.V.

(Translation of registrant’s name into English)

Keizersgracht 62-64

1015 Amsterdam

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F    ☒        Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes    ☐        No    ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-    N.A.

Page 1 of 5 Pages

Exhibit Index Appears on Page 4

MADGE NETWORKS N.V.

Item 1.    Press Release

Attached as Exhibit 1 to this Form 6-K is a copy of the Press Release issued by Madge Networks N.V. on April 16, 2003

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Madge Networks N.V.

By:	/s/ Martin Malina
Martin Malina Managing Director

Date: 22 April 2003

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EXHIBIT INDEX

Exhibit	Page
Press Release	5

4

Madge Networks N.V.

Keizersgracht 62-64

1015 CS Amsterdam

The Netherlands

Main:	(+44) 1753 661 000
Fax:	(+44) 1753 661 011

MADGE NETWORKS N.V. ANNOUNCES

APPLICATION FOR SUSPENSION OF PAYMENTS

Amsterdam, The Netherlands (April 16, 2003) — Madge Networks N.V. (OTCBB:MADGF.OB), a global supplier of advanced wired and wireless networking product solutions, today announced that it has filed an application for a suspension of payments order in the Dutch courts, a process similar to that of Chapter 11 reorganization under U.S. law.

Yesterday an Administrative Receiver in the UK was appointed by the largest secured creditor over the Madge groups’ main UK operating subsidiary, Madge Networks Limited and its UK subsidiary Madge Logistics Limited. Following this appointment a group of senior employees acquired the business of these two UK companies from the Administrative Receiver. Payments received from the employees for these assets will go towards settling the debts of these two UK companies.

The new company has not assumed the existing liabilities of Madge Networks Limited, or any other Madge company.

This new company also purchased all rights to the Madge brand and will trade going forward as Madge Limited starting operations and product shipments today.

Although this announcement only relates to Madge Networks N.V. (the group parent company), Madge Networks Limited and Madge Logistics Limited, it is likely that the other trading entities of the Madge group will seek bankruptcy type protection as well, as is applicable in their relevant jurisdictions.

                                                                         Ends

Private Securities Litigation Reform Act Statement

Investors should take note that certain statements in this press release are forward-looking and may not give full weight to all of the potential risks (e.g. the fact that other legal entities may file for bankruptcy in their relevant jurisdictions). For more information on risks, please refer to Madge Networks’ SEC filings.

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